ANNEX A

Transactions in the Shares of Common Stock of the Issuer by the Reporting Persons During the Past Sixty (60) Days

The following tables sets forth all transactions in the shares of Common Stock reported herein effected during the past sixty (60) days by the Reporting Persons. Except as noted below, all such transactions were effected by the Erez Reporting Persons in the open market through brokers and the price per share includes commissions. Except as noted below, all such transactions were effected by Mr. Gubin in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. All prices are denominated in U.S. dollars. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the shares of Common Stock sold or purchased at each separate price.

Erez Opportunities

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

12/10/2025	30,000	14.63
01/05/2026	50,000	14.65
01/06/2026	50,000	14.86
01/07/2026	50,000	15
01/09/2026	50,000	14.78
01/26/2026	50,000	14.79
01/28/2026	35,000	14.73
01/29/2026	17,146	14.98
01/30/2026	8,768	14.97
02/03/2026	4,878	15.17

Erez Asset Management

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

02/02/2026	35,000	15.16
02/03/2026	30,122	15.19

Mr. Gubin

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

01/20/2026	15,000	14.72	14.71 – 14.73
01/22/2026	15,000	14.81
01/23/2026	50,150	14.71	14.63 – 14.72
01/26/2026	24,850	14.74	14.72 – 14.75
01/27/2026	5,000	14.78
01/28/2026	35,000	14.72	14.69 – 14.77